Annual Meeting of the Membership Wednesday, May 16, 2007 Filed by CBOE Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: CBOE Holdings, Inc. Subject Company’s Commission File No.: 333-140574 The following slide presentation was delivered at a Member Meeting of the Chicago Board Options Exchange, Incorporated held on May 16, 2007.

Agenda Introduction Brad Griffith, Vice Chairman Exchange Performance Ed Joyce, President & COO CBOE Volume and Market Share Ed Tilly, Executive Vice Chairman CBOE Demutualization Bill Brodsky, Chairman & CEO Q&A

Exchange Performance

Summary 2006 vs. 2005 Results Year Ended December 31 (in thousands) 2006 2005 Change % Change TOTAL REVENUE $257,986 $203,055 $54,931 27.1% TOTAL EXPENSE 185,959 183,162 2,797 1.5% INCOME BEFORE TAXES 72,027 19,893 52,134 262.1% PROVISION FOR INCOME TAXES 29,919 8,998 20,921 232.5% NET INCOME $42,108 $10,895 $31,213 286.5% ENDING WORKING CAPITAL $94,081 $59,911 $34,170 57.0% CAPITAL EXPENDITURES $28,700 $21,011 $7,689 36.6% AVERAGE DAILY VOLUME 2,688 1,858 830 44.7% 05/10/07

Summary First Quarter 2007 Results Three Month Period Ended (in thousands) March 31, 2007 March 31, 2006 Change % Change TOTAL REVENUE $77,844 $59,161 $18,683 31.6% TOTAL EXPENSE 47,557 50,819 (3,262) -6.4% INCOME BEFORE TAXES 30,287 8,342 21,945 263.1% PROVISION FOR INCOME TAXES 12,722 3,335 9,387 281.5% NET INCOME $17,565 $5,007 $12,558 250.8% ENDING WORKING CAPITAL $109,300 $66,100 $43,200 65.4% AVERAGE DAILY VOLUME 3,370 2,489 881 35.4% 05/10/07

Volume and Market Share

Exchange Volume CBOE YTD 07 ADV is up 34% from same period in 2006 CBOE Total Monthly Volume 0 10 20 30 40 50 60 70 80 90 J F M A M J J A S O N D 2005 2006 2007

Exchange Market Share CBOE 06 market share of 33% rose 2.2 percentage points from 05 CBOE 2007 YTD market share stands at 34% Total 2006 Market Share, By Exchange 33% 29% 13% 10% 10% 5% CBOE ISE PHLX NYSE AMEX BOX

Volatility Products CBOE Volatility Index (VIX) 2006 volume: 5.1M 2007 volume YTD: 4.2M CBOE Nasdaq-100 Volatility Index (VNX) Futures launch in 2Q 07 Options to follow CBOE Russell 2000 Volatility Index (VXR) Futures launch in 2Q 07 Options to follow VIX Options Monthly Volume In Thousands 0 200 400 600 800 1000 1200 1400 1600 1800 J F M A M J J A S O N D 2006 2007

CFE and CBSX CBOE Futures Exchange (CFE) 06 volume: 478,161 contracts 07 YTD: 194,053 contracts (+125% vs 2006) Four new volume records set during the week of May 7... Total Weekly Volume: 40,487 Single-Day Volume: 12,351 (Thursday, May 10) Total Weekly VIX: 39,489 Single-Day VIX: 12,102 (Thursday, May 10) CBOE Stock Exchange (CBSX) Fully rolled out at 2,700 stocks and ETFs by May 11th April volume: 55.6 million shares April ADV: 2.8 million shares

Demutualization

Demutualization Update CBOE filed amendment to S-4 document to reflect 2006 Financial results and other updated information. S-4 amendment is posted on CBOE’s website. CBOE will file a comprehensive response to address comment letters received by the SEC regarding CBOE’s S-4 filing. On May 30, 2007, Delaware Court will hear CBOT’s Motion for Summary Judgment regarding the ER as well as CBOE’s Motion to Dismiss.

Other Matters Exclusive Licenses Yesterday, CBOE, Dow Jones, and S&P won the right to maintain their lawsuit against ISE in Illinois state court. Portfolio Margining SEC/CFTC Jurisdictional Issues

CBOE Branding Branding CBOE has undertaken a large-scale branding initiative Campaign highlights that there is “No Substitute” for CBOE Print ads, TV commercials, outdoor ads Internal branding component

  CBOE® and Chicago Board Options Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.   In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.   CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.